ZIPZ2031 ZIPZAP, INC
36-4592031
ph:415-408-7503
  Platform Version: 16.3.3
  Federal Version: 16.3.6

Federal Diagnostics

2016

Prepared by: Ade Rogers, CPA
04/11/2017 04:23 PM
Ade Rogers

Critical Messages

None

Electronic Filing

None

Informational Messages

☐ Force field entered with data "23,615" on Screen A
☐ Force field entered with data "23,615" on Screen A
☐ Form 1120S, Page 2, Schedule B, Line 6 question proforma'd from prior year; review data entry
☐ S Corporation loans from shareholder per ending balance sheet does not agree with sum of the loans displayed on the Shareholder Basis Worksheet item for "Principal amount of loan owed to shareholder at end of the year"; review data in View > Shareholder Information > Other Info tab > Shareholder Basis > Loan tab
☐ Salutation used in the Transmittal Letter is blank
☐ Net income per books automatically calculated for Schedule M-1
☐ Data was accepted via Datasharing
☐ The extension can only be electronically filed after the tax year end and before the due date unless it has been rejected and within the 5 day grace period
☐ This return is marked to be filed electronically
☐ This extension is marked to be filed electronically
☐ Preparer 'Ade Rogers, CPA'
☐ UltraTax CS client SAFA0052 matches Sch K1 TIN: 462-41-0052; a K1 package will print to FileCabinet CS
☐ UltraTax CS client SAFA8944 matches Sch K1 TIN: 616-50-8944; a K1 package will print to FileCabinet CS

Missing Data

	Prior Year Data
Income and Deductions	
☐ Salaries and wages	64,710
☐ Rents	8,500
☐ Other income	856
Balance Sheet, Page 2	
☐ Accounts payable	13,754
☐ Accumulated adjustments	-2,598,760
☐ Other adjustments	-1,188
☐ Retained earnings	-882,285
☐ Adjustment shareholder equity	-2,030,619

Form 1120S Return Summary

For calendar year 2016 or tax year beginning , ending

ZIPZAP, INC 36-4592031

Ordinary Business Income (Loss)

Total income	-39,724
Total deductions	26,988
Ordinary business income (loss)	-66,712
Total S Corporation taxes	0

Schedule K, Line 18

Ordinary business income (loss)	-66,712
Net rental real estate income (loss)	
Other net rental income (loss)	
Interest income	
Dividends	
Royalties	
Short-term capital gain (loss)	
Long-term capital gain (loss)	
Net Section 1231 gain (loss)	
Other income (loss)	
Section 179 deduction	
Contributions	
Investment interest expense	
Section 59(e)(2) expenditures	
Other deductions	
Foreign taxes paid or accrued	
Income (loss) reconciliation (Schedule K, Line 18)	-66,712

Schedule L

	Prior Year	Current Year
Assets	83,959	32,742
Liabilities	83,959	32,742
Difference	0	0

Schedule M-1

Schedule M-1	-66,712
Schedule K, Line 18	-66,712
Difference	0

Retained Earnings

	Schedule L	Schedule M-2
AAA	-2,701,524	-2,701,524
OAA	-1,188	-1,188
UTI		
R.E. Unapprop	-329,269	-329,269
Total	-3,031,981	-3,031,981

Schedule M-3

Schedule M-3	
Schedule K, Line 18	
Difference	0

Total number of shareholders	2
Total ownership percentage	100.000000

Rogers & Associates, CPA
1338 E Center Court Dr Ste 203
Covina, CA 91724-3681
626-480-1414

April 11, 2017

CONFIDENTIAL

ZIPZAP, INC
21 ORINDA WAY #C-260
ORINDA, CA 94563

Dear :

We have prepared the following returns from information provided by you without verification or audit:

> U.S. Income Tax Return for an S Corporation (Form 1120S)
> California S Corporation Franchise or Income Tax Return (Form 100S)

We suggest that you examine these returns carefully to fully acquaint yourself with all items contained therein to ensure that there are no omissions or misstatements. Attached are instructions for signing and filing each return. Please follow those instructions carefully.

Also enclosed is any material you furnished for use in preparing the returns. If the returns are examined, requests may be made for supporting documentation. Therefore, we recommend that you retain all pertinent records for at least seven years.

In order that we may properly advise you of tax considerations, please keep us informed of any significant changes in your financial affairs or of any correspondence received from taxing authorities.

If you have any questions, or if we can be of assistance in any way, please call.

Sincerely,

Rogers & Associates, CPA

Rogers & Associates, CPA
1338 E Center Court Dr Ste 203
Covina, CA 91724-3681
626-480-1414

April 11, 2017

CONFIDENTIAL

ZIPZAP, INC
21 ORINDA WAY #C-260
ORINDA, CA 94563

For professional services rendered in connection with the preparation of your 2016 corporate tax return:

     Form 1120S (S Corporation Return) ....$ 2,000.00

                                   Amount due $ 2,000.00

Filing Instructions

ZIPZAP, INC

Form 8879-S

U.S. S Corporation Income Tax Declaration for an IRS *e-file* Return with Electronic Filing Personal Identification Number

Taxable Year Ended December 31, 2016

Date Due: September 15, 2017

Remittance: None is required. No amount is due or overpaid.

Signature: You are using the Personal Identification Number (PIN) for signing your return electronically. Form 8879-S, IRS e-file Signature Authorization for Form 1120S should be signed and dated by an authorized officer of the corporation and returned to:

Rogers & Associates, CPA
1338 E Center Court Dr Ste 203
Covina, CA 91724-3681

Important: Your return will not be filed with the IRS until the signed Form 8879-S, IRS e-file Signature Authorization for Form 1120S has been received by this office.

Other: Your return is being filed electronically with the IRS and is not required to be mailed. If you mail a paper copy of Form 1120S to the IRS it will delay processing of your return.

Form **8879-S**	**IRS *e-file* Signature Authorization for Form 1120S**	OMB No. 1545-0123

 Don't send to the IRS. Keep for your records.

 Information about Form 8879-S and its instructions is at *www.irs.gov/form8879s* .

2016

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax year beginning , and ending .

Name of corporation	Employer identification number
ZIPZAP, INC	36-4592031

Part I	Tax Return Information (Whole dollars only)		
1	Gross receipts or sales less returns and allowances (Form 1120S, line 1c)	1	14,427
2	Gross profit (Form 1120S, line 3)	2	-39,724
3	Ordinary business income (loss) (Form 1120S, line 21)	3	-66,712
4	Net rental real estate income (loss) (Form 1120S, Schedule K, line 2)	4	
5	Income (loss) reconciliation (Form 1120S, Schedule K, line 18)	5	-66,712

Part II	Declaration and Signature Authorization of Officer (Be sure to get a copy of the corporation's return)

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2016 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize **Rogers & Associates, CPA** to enter my PIN [92031] as my signature
ERO firm name
on the corporation's 2016 electronically filed income tax return.
don't enter all zeros

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2016 electronically filed income tax return.

Officer's signature _____ Date **04/11/17** Title **CEO**
ALAN SAFAHI

Part III	Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. [96355063550]
don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2016 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature **Ade Rogers, CPA** Date **04/11/17**

ERO Must Retain This Form — See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

Form **8879-S** (2016)

DAA

ZIPZ2031 04/11/2017 4:23 PM

Form **1120S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
▶ Information about Form 1120S and its separate instructions is at *www.irs.gov/form1120s.*

OMB No. 1545-0123

2016

For calendar year 2016 or tax year beginning _____ , ending _____

A S election effective date **08/12/06**	**TYPE** **OR** **PRINT**	Name **ZIPZAP, INC**

D Employer identification number
36-4592031

B Business activity code number (see instructions)
522298

Number, street, and room or suite no. If a P.O. box, see instructions.
21 ORINDA WAY #C-260

E Date incorporated
06/01/2006

C Check if Sch. M-3 attached ☐

City or town, state or province, country, and ZIP or foreign postal code
ORINDA   CA 94563

F Total assets (see instructions)
$ **32,742**

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return   **(2)** ☐ Name change   **(3)** ☐ Address change   **(4)** ☐ Amended return   **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year .... ▶ **2**

Caution. Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	1a **14,427**	
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	**1c**	**14,427**
2	Cost of goods sold (attach Form 1125-A)	**2**	**54,151**
3	Gross profit. Subtract line 2 from line 1c	**3**	**-39,724**
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	**4**	
5	Other income (loss) (see instructions—attach statement) See Stmt 1	**5**	**0**
6	**Total income (loss).** Add lines 3 through 5 ▶	**6**	**-39,724**

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions–attach Form 1125-E)	**7**	
8	Salaries and wages (less employment credits)	**8**	
9	Repairs and maintenance	**9**	
10	Bad debts	**10**	
11	Rents	**11**	
12	Taxes and licenses	**12**	
13	Interest	**13**	
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**14**	
15	Depletion **(Do not deduct oil and gas depletion.)**	**15**	
16	Advertising	**16**	**93**
17	Pension, profit-sharing, etc., plans	**17**	
18	Employee benefit programs	**18**	
19	Other deductions (attach statement) See Stmt 2	**19**	**26,895**
20	**Total deductions.** Add lines 7 through 19 ▶	**20**	**26,988**
21	**Ordinary business income (loss).** Subtract line 20 from line 6	**21**	**-66,712**

Tax and Payments

22a	Excess net passive income or LIFO recapture tax (see instructions)	22a		
b	Tax from Schedule D (Form 1120S)	22b		
c	Add lines 22a and 22b (see instructions for additional taxes)		**22c**	
23a	2016 estimated tax payments and 2015 overpayment credited to 2016	23a		
b	Tax deposited with Form 7004	23b		
c	Credit for federal tax paid on fuels (attach Form 4136)	23c		
d	Add lines 23a through 23c		**23d**	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐		**24**	
25	**Amount owed.** If line 23d is smaller than the total of lines 22c and 24, enter amount owed		**25**	
26	**Overpayment.** If line 23d is larger than the total of lines 22c and 24, enter amount overpaid		**26**	
27	Enter amount from line 26 **Credited to 2017 estimated tax** ▶ **Refunded** ▶		**27**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

▶ Signature of officer   **ALAN SAFAHI**   Date

▶ **CEO**   Title

Paid Preparer Use Only	Print/Type preparer's name **Ade Rogers, CPA**	Preparer's signature **Ade Rogers, CPA**	Date **04/11/17**	Check ☐ if self-employed	PTIN **P00282924**
	Firm's name ▶ **Rogers & Associates, CPA**			Firm's EIN ▶	**46-5119147**
	Firm's address ▶ **1338 E Center Court Dr Ste 203** **Covina, CA 91724-3681**			Phone no.	**626-480-1414**

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120S** (2016)

DAA

Form 1120S (2016) **ZIPZAP, INC**   36-4592031   Page **2**

Schedule B   Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☐ Cash **b** ☒ Accrual **c** ☐ Other (specify) ⯈		
2	See the instructions and enter the: **a** Business activity ⯈ **ONLINE PAYMENT SYS** **b** Product or service ⯈ **SERVICE**		
3	At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation		X
4	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if any) a Qualified Subchapter S Subsidiary Election Was Made

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5a	At the end of the tax year, did the corporation have any outstanding shares of restricted stock?		X
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of restricted stock .... ⯈		
	(ii) Total shares of non-restricted stock .... ⯈		
b	At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments?		X
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of stock outstanding at the end of the tax year .... ⯈		
	(ii) Total shares of stock outstanding if all instruments were executed .... ⯈		
6	Has this corporation filed, or is it required to file, **Form 8918,** Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
7	Check this box if the corporation issued publicly offered debt instruments with original issue discount .... ⯈ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
8	If the corporation: **(a)** was a C corporation before it elected to be an S corporation **or** the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation **and (b)** has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years (see instructions) .... ⯈ $		
9	Enter the accumulated earnings and profits of the corporation at the end of the tax year. .... $		
10	Does the corporation satisfy **both** of the following conditions?		
a	The corporation's total receipts (see instructions) for the tax year were less than $250,000		
b	The corporation's total assets at the end of the tax year were less than $250,000	X	
	If "Yes," the corporation is not required to complete Schedules L and M-1.		
11	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
	If "Yes," enter the amount of principal reduction .... $		
12	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions		X
13a	Did the corporation make any payments in 2016 that would require it to file Form(s) 1099?	X	
b	If "Yes," did the corporation file or will it file required Forms 1099?	X	

Form **1120S** (2016)

Form 1120S (2016) **ZIPZAP, INC**   36-4592031   Page **3**

Schedule K   Shareholders' Pro Rata Share Items

			Total amount
Income (Loss)	**1** Ordinary business income (loss) (page 1, line 21)	**1**	**-66,712**
	2 Net rental real estate income (loss) (attach Form 8825)	**2**	
	3a Other gross rental income (loss) **3a**		
	b Expenses from other rental activities (attach statement) **3b**		
	c Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4 Interest income	**4**	
	5 Dividends: **a** Ordinary dividends	**5a**	
	b Qualified dividends **5b**		
	6 Royalties	**6**	
	7 Net short-term capital gain (loss) (attach Schedule D (Form 1120S))	**7**	
	8a Net long-term capital gain (loss) (attach Schedule D (Form 1120S))	**8a**	
	b Collectibles (28%) gain (loss) **8b**		
	c Unrecaptured section 1250 gain (attach statement) **8c**		
	9 Net section 1231 gain (loss) (attach Form 4797)	**9**	
	10 Other income (loss) (see instructions) .... Type ⬜	**10**	
Deductions	**11** Section 179 deduction (attach Form 4562)	**11**	
	12a Charitable contributions	**12a**	
	b Investment interest expense	**12b**	
	c Section 59(e)(2) expenditures **(1)** Type ⬜ **(2)** Amount ⬜	**12c(2)**	
	d Other deductions (see instructions) .... Type ⬜	**12d**	
Credits	**13a** Low-income housing credit (section 42(j)(5))	**13a**	
	b Low-income housing credit (other)	**13b**	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**13c**	
	d Other rental real estate credits (see instructions) ... Type ⬜	**13d**	
	e Other rental credits (see instructions) .... Type ⬜	**13e**	
	f Biofuel producer credit (attach Form 6478)	**13f**	
	g Other credits (see instructions) .... Type ⬜	**13g**	
Foreign Transactions	**14a** Name of country or U.S. possession ⬜		
	b Gross income from all sources	**14b**	
	c Gross income sourced at shareholder level	**14c**	
	Foreign gross income sourced at corporate level		
	d Passive category	**14d**	
	e General category	**14e**	
	f Other (attach statement)	**14f**	
	Deductions allocated and apportioned at shareholder level		
	g Interest expense	**14g**	
	h Other	**14h**	
	Deductions allocated and apportioned at corporate level to foreign source income		
	i Passive category	**14i**	
	j General category	**14j**	
	k Other (attach statement)	**14k**	
	Other information		
	l Total foreign taxes (check one): ⬜ ☐ Paid ☐ Accrued	**14l**	
	m Reduction in taxes available for credit (attach statement)	**14m**	
	n Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	**15a** Post-1986 depreciation adjustment	**15a**	
	b Adjusted gain or loss	**15b**	
	c Depletion (other than oil and gas)	**15c**	
	d Oil, gas, and geothermal properties – gross income	**15d**	
	e Oil, gas, and geothermal properties – deductions	**15e**	
	f Other AMT items (attach statement)	**15f**	
Items Affecting Shareholder Basis	**16a** Tax-exempt interest income	**16a**	
	b Other tax-exempt income	**16b**	
	c Nondeductible expenses	**16c**	
	d Distributions (attach statement if required) (see instructions)	**16d**	
	e Repayment of loans from shareholders	**16e**	

Form **1120S** (2016)

DAA

Form 1120S (2016) **ZIPZAP, INC**			36-4592031			Page **4**

Schedule K Shareholders' Pro Rata Share Items (continued)

			Total amount
Other Information	**17a** Investment income	**17a**	
	b Investment expenses	**17b**	
	c Dividend distributions paid from accumulated earnings and profits	**17c**	
	d Other items and amounts (attach statement)		
Recon- ciliation	**18** **Income/loss reconciliation.** Combine the amounts on lines 1 through 10 in the far right column. From the result, subtract the sum of the amounts on lines 11 through 12d and 14l	**18**	**-66,712**

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		57,392		6,175
2a	Trade notes and accounts receivable	2,952		2,952	
b	Less allowance for bad debts	( )	2,952	( )	2,952
3	Inventories		23,615		23,615
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement) **Stmt 3**				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets		83,959		32,742
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement) **Stmt 4**		2,325,048		2,325,048
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more		538,546		606,046
21	Other liabilities (attach statement)				
22	Capital stock		133,269		133,629
23	Additional paid-in capital				
24	Retained earnings		-882,285		-3,031,981
25	Adjustments to shareholders' equity (attach statement) **Stmt 5**		-2,030,619		
26	Less cost of treasury stock	( )		( )	
27	Total liabilities and shareholders' equity		83,959		32,742

Form **1120S** (2016)

Form 1120S (2016) **ZIPZAP, INC**   **36-4592031**   Page **5**

Schedule M-1   Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3 (see instructions)

1	Net income (loss) per books	**-66,712**	5	Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize)		a	Tax-exempt interest $	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12 and 14l (itemize):		6	Deductions included on Schedule K, lines 1 through 12 and 14l, not charged against book income this year (itemize):	
a	Depreciation $		a	Depreciation $	
b	Travel and entertainment $				
			7	Add lines 5 and 6	
4	Add lines 1 through 3	**-66,712**	8	Income (loss) (Schedule K, line 18). Line 4 less line 7	**-66,712**

Schedule M-2   Analysis of Accumulated Adjustments Account, Other Adjustments Account, and Shareholders' Undistributed Taxable Income Previously Taxed (see instructions)

		(a) Accumulated adjustments account	(b) Other adjustments account	(c) Shareholders' undistributed taxable income previously taxed
1	Balance at beginning of tax year	**-2,634,812**	**-1,188**	
2	Ordinary income from page 1, line 21			
3	Other additions			
4	Loss from page 1, line 21	(**66,712**)		
5	Other reductions	( ) ( )		
6	Combine lines 1 through 5	**-2,701,524**	**-1,188**	
7	Distributions other than dividend distributions			
8	Balance at end of tax year. Subtract line 7 from line 6	**-2,701,524**	**-1,188**	

Form **1120S** (2016)

DAA

Form **1125-A**
(Rev. October 2016)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

⮕ **Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.**
⮕ **Information about Form 1125-A and its instructions is at** *www.irs.gov/form1125a.*

OMB No. 1545-0123

Name	Employer identification number
ZIPZAP, INC	**36-4592031**

1	Inventory at beginning of year	**1**	**23,615**
2	Purchases	**2**	**53,751**
3	Cost of labor	**3**	
4	Additional section 263A costs (attach schedule)	**4**	
5	Other costs (attach schedule) **Stmt 6**	**5**	**400**
6	**Total.** Add lines 1 through 5	**6**	**77,766**
7	Inventory at end of year	**7**	**23,615**
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	**8**	**54,151**

9a Check all methods used for valuing closing inventory:
  (i) [X] Cost
  (ii) [ ] Lower of cost or market
  (iii) [ ] Other (Specify method used and attach explanation.) ⮕ ....

b Check if there was a writedown of subnormal goods .... ⮕ [ ]

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) .... ⮕ [ ]

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions .... [ ] Yes [X] No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation .... [ ] Yes [X] No

For Paperwork Reduction Act Notice, see instructions.

Form **1125-A** (Rev. 10-2016)

ZIPZ2031 04/11/2017 4:23 PM

671113

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1120S) **2016**

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax year beginning ________ ending ________

Shareholder's Share of Income, Deductions, Credits, etc.

See back of form and separate instructions.

Part I Information About the Corporation

A Corporation's employer identification number
36-4592031

B Corporation's name, address, city, state, and ZIP code
ZIPZAP, INC
21 ORINDA WAY #C-260
ORINDA CA 94563

C IRS Center where corporation filed return
e-file

Part II Information About the Shareholder

D Shareholder's identifying number
462-41-0052

E Shareholder's name, address, city, state, and ZIP code
ALAN SAFAHI
58 PERSIMMON WALK
ORINDA CA 94563

F Shareholder's percentage of stock ownership for tax year .... 95.000000 %

For IRS Use Only

Part III Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) -63,376	13	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	15	Alternative minimum tax (AMT) items
11	Section 179 deduction	16	Items affecting shareholder basis
12	Other deductions		
		17	Other information

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see Instructions for Form 1120S. IRS.gov/form1120s **Schedule K-1 (Form 1120S) 2016**

DAA

671113

| | Final K-1 | | Amended K-1 | OMB No. 1545-0123 |

Schedule K-1
(Form 1120S)
2016

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax

year beginning _____

ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

☐See back of form and separate instructions.

| Part I | Information About the Corporation |

A Corporation's employer identification number

36-4592031

B Corporation's name, address, city, state, and ZIP code

ZIPZAP, INC

21 ORINDA WAY #C-260

ORINDA   CA   94563

C IRS Center where corporation filed return

e-file

| Part II | Information About the Shareholder |

D Shareholder's identifying number

616-50-8944

E Shareholder's name, address, city, state, and ZIP code

SEAN SAFAHI
7584 E. MARTELLA LN

ANAHEIM   CA   92808

F Shareholder's percentage of stock ownership for tax year .... **5.000000** %

For IRS Use Only

| Part III | Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items |

1 Ordinary business income (loss) **-3,336**		**13**	Credits
2 Net rental real estate income (loss)			
3 Other net rental income (loss)			
4 Interest income			
5a Ordinary dividends			
5b Qualified dividends		**14**	Foreign transactions
6 Royalties			
7 Net short-term capital gain (loss)			
8a Net long-term capital gain (loss)			
8b Collectibles (28%) gain (loss)			
8c Unrecaptured section 1250 gain			
9 Net section 1231 gain (loss)			
10 Other income (loss)		**15**	Alternative minimum tax (AMT) items
11 Section 179 deduction		**16**	Items affecting shareholder basis
12 Other deductions			
		17	Other information

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see Instructions for Form 1120S. IRS.gov/form1120s

Schedule K-1 (Form 1120S) 2016

DAA

Statement 1 - Form 1120S, Page 1, Line 5 - Other Income (Loss)

Description	Amount
WEB HOSTING	$
Total	$ 0

Statement 2 - Form 1120S, Page 1, Line 19 - Other Deductions

Description	Amount
BANK SERVICE CHARGE	$
DUES & SUBSCRIPTION	
COMPUTER AND INTERNET	
CREDIT CARD PROCESSING	
MERCHANT CARD PROCESSING	
PAYMENT PROCESSING	
SHIPPING	473
Telephone/TELECOM	445
ONLINE SERVICES	
OFFICE SUPLLIES	
EQUIPMENT LEASE	
ENGINEERING DEV/CLOUD COMPUTI	
TRAVEL	4,705
PROFESSIONAL SERVICES	1,381
OUTSIDE SERVICES	11,923
DEPRECIATION	
MISCELLANEOUS	767
OFFICE EXPENSE	
REFERRAL FEES	
IMPLEMENTATION FEES	
NETWORK	5,913
BANK FEES	750
CONSULTING	
SOFTWARE DEV AMORT	
Security VERIFICATION	538
ADP PAYROLL FEES	
EMPLOYEE BENEFIT	
GENERAL & ADMINISTRATIVE	
DUPLICATING	
Total	$ 26,895

Statement 3 - Form 1120S, Page 4, Schedule L, Line 6 - Other Current Assets

Description	Beginning of Year	End of Year
PREPAID EXPENSES	$	$
Total	$ 0	$ 0

Federal Statements

Statement 4 - Form 1120S, Page 4, Schedule L, Line 18 - Other Current Liabilities

Description	Beginning of Year	End of Year
ACCRUED EXPENSES	$ 165,548	$ 165,548
NOTES PAYABLE-OTHER	2,159,500	2,159,500
Total	$ 2,325,048	$ 2,325,048

Statement 5 - Form 1120S, Page 4, Schedule L, Line 25 - Adjustments to Shareholders' Equity

Description	Beginning of Year	End of Year
Adjustments to Shr Equity	$ -2,030,619	$
Total	$ -2,030,619	$ 0

Statement 6 - Form 1125-A, Line 5 - Other Costs

Description	Amount
CARD COSTS	$
REFUND	400
Total	$ 400

Form **1120S**	**Schedule K-1 Summary Worksheet**	**2016**

Name	Employer Identification Number
ZIPZAP, INC	**36-4592031**

	Shareholder Name	SSN/EIN
Column A	**ALAN SAFAHI**	**462-41-0052**
Column B	**SEAN SAFAHI**	**616-50-8944**
Column C		
Column D		

	Schedule K Items	Column A	Column B	Column C	Column D	Sch K Total
1	Ordinary income	**-63,376**	**-3,336**			**-66,712**
2	Net rental RE inc					
3c	Net other rental inc					
4	Interest income					
5a	Ordinary dividends					
5b	Qualified dividends					
6	Royalties					
7	Net ST capital gain					
8a	Net LT capital gain					
8b	Collectibles 28% gain					
8c	Unrecap Sec 1250					
9	Net Sec 1231 gain					
10	Other income (loss)					
11	Sec 179 deduction					
12a	Contributions					
12b	Invest interest exp					
12c	Sec 59(e)(2) exp					
12d	Other deductions					
13a	Low-inc house 42j5					
13b	Low-inc house other					
13c	Qualif rehab exp					
13d	Rental RE credits					
13e	Other rental credits					
13f	Biofuel credit					
13g	Other credits					
14b	Gross inc all src					
14d-f	Total foreign inc					
14g-k	Total foreign deds					
14l	Total foreign taxes					
14m	Reduct in taxes					
15a	Depr adjustment					
15b	Adjusted gain (loss)					
15c	Depletion					
15d	Inc-oil/gas/geoth					
15e	Ded-oil/gas/geoth					
15f	Other AMT items					
16a	Tax-exempt interest					
16b	Other tax-exempt					
16c	Nonded expense					
16d	Distributions					
16e	Shr loan repmts					
17a	Investment income					
17b	Investment expense					
18	Income (loss)	**-63,376**	**-3,336**			**-66,712**

Form **1120S**	**Retained Earnings Reconciliation Worksheet**	**2016**
	For calendar year 2016 or tax year beginning , ending	

Name	Employer Identification Number
ZIPZAP, INC	**36-4592031**

Schedule L - Retained Earnings

Retained Earnings - Unappropriated	**-329,269**
Accumulated Adjustments Account	**-2,701,524**
Other Adjustments Account	**-1,188**
Undistributed Previously Taxed Income	**0**
Schedule L, Line 24 - Retained Earnings	**-3,031,981**

Schedule M-2 - Retained Earnings

	Accumulated Adjustments Account	**Other Adjustments Account**	**Undistributed Previously Taxed Income**	**Retained Earnings Unappropriated/ Timing Differences**	**Total Retained Earnings**
Beg Yr Bal	**-2,634,812**	**-1,188**	**0**	**1,753,715**	**-882,285**
Ordinary Inc (Loss)	**-66,712**				**-66,712**
Other Additions					
Other Reductions				**2,082,984**	**2,082,984**
Distributions					
End Yr Bal	**-2,701,524**	**-1,188**	**0**	**-329,269**	**-3,031,981**

Form **1120S**	Two Year Comparison Worksheet Page 1	2015 & 2016

Name	Employer Identification Number
ZIPZAP, INC	**36-4592031**

		2015	2016	Differences
Income	Gross profit percentage	**92.9379**	**-275.3448**	**-368.2827**
	Net receipts	**145,226**	**14,427**	**-130,799**
	Cost of goods sold	**10,256**	**54,151**	**43,895**
	Gross profit	**134,970**	**-39,724**	**-174,694**
	Net gain (loss) from Form 4797			
	Other income (loss)	**856**		**-856**
	Total income (loss)	**135,826**	**-39,724**	**-175,550**
Deductions	Compensation of officers			
	Salaries and wages less employment credits	**64,710**		**-64,710**
	Repairs and maintenance			
	Bad debts			
	Rents	**8,500**		**-8,500**
	Taxes and licenses			
	Interest			
	Depreciation			
	Depletion			
	Advertising	**2,541**	**93**	**-2,448**
	Pension, profit-sharing, etc., plans			
	Employee benefit programs			
	Other deductions	**96,127**	**26,895**	**-69,232**
	Total deductions	**171,878**	**26,988**	**-144,890**
	Ordinary business income (loss)	**-36,052**	**-66,712**	**-30,660**
Tax and Payments	Excess net passive income or LIFO recapture tax			
	Tax from Schedule D			
	Total tax	**0**	**0**	**0**
	Estimated tax and prior year overpayment credited			
	Tax deposited with Form 7004			
	Credit for federal tax paid on fuels			
	Refund applied for on Form 4466	( )	( )	
	Total payments and credits			
	Tax due (overpayment)	**0**	**0**	**0**
	Estimated tax penalty from Form 2220			
	Penalties and interest			
	Net tax due (overpayment)	**0**	**0**	**0**
	Overpayment credited to next year's estimated tax			
	Overpayment refunded			

Form **1120S**	**Two Year Comparison Worksheet Page 2**	**2015 & 2016**

Name	Employer Identification Number
ZIPZAP, INC	**36-4592031**

		2015	**2016**	**Differences**
Income (Loss)	Ordinary business income (loss)	**-36,052**	**-66,712**	**-30,660**
	Net rental real estate income (loss)			
	Other net rental income (loss)			
	Interest income			
	Dividends			
	Royalties			
	Net short-term capital gain (loss)			
	Net long-term capital gain (loss)			
	Net Section 1231 gain (loss)			
	Other income (loss)			
Deductions	Section 179 deduction			
	Charitable contributions			
	Investment interest expense			
	Section 59(e)(2) expenditures			
	Other deductions			
Credits	Low-income housing credit (Section 42(j)(5))			
	Low-income housing credit (other)			
	Qualified rehabilitation expenditures (rental real estate)			
	Other rental real estate credits			
	Other rental credits			
	Biofuel producer credit			
	Other credits			
Foreign Transactions	Total foreign gross income			
	Total foreign deductions			
	Total foreign taxes			
	Reduction in taxes available for credit			
AMT Items	Post-1986 depreciation adjustment			
	Adjusted gain or loss			
	Depletion (other than oil and gas)			
	Oil, gas, and geothermal properties-gross income			
	Oil, gas, and geothermal properties-deductions			
	Other AMT items			
Items Affecting S/H Basis	Tax-exempt interest income			
	Other tax-exempt income			
	Nondeductible expenses			
	Distributions			
	Repayment of loans from shareholders	**35,000**		**-35,000**
Other Information	Investment income			
	Investment expenses			
	Dividend distributions paid from accumulated E&P			
	Income (loss) (if Schedule M-1 is required)	**-36,052**	**-66,712**	**-30,660**

Form **1120S**	Two Year Comparison Worksheet Page 3	2015 & 2016

Name	Employer Identification Number
ZIPZAP, INC	**36-4592031**

		2015	2016	Differences
Schedule L	Beginning assets	**134,144**	**83,959**	**-50,185**
	Beginning liabilities and equity	**134,144**	**83,959**	**-50,185**
	Ending assets	**83,959**	**32,742**	**-51,217**
	Ending liabilities and equity	**83,959**	**32,742**	**-51,217**
Schedule M-1	Net income (loss) per books	**-36,052**	**-66,712**	**-30,660**
	Taxable income not on books			
	Book expenses not deducted			
	Income on books not on return			
	Return deductions not on books			
	Income (loss) per return	**-36,052**	**-66,712**	**-30,660**
Schedule M-2 AAA	Balance at beginning of year	**-2,598,760**	**-2,634,812**	**-36,052**
	Ordinary income (loss) from page 1	**-36,052**	**-66,712**	**-30,660**
	Other additions			
	Other reductions			
	Distributions other than dividend distributions			
	Balance at end of year	**-2,634,812**	**-2,701,524**	**-66,712**
Schedule M-2 OAA	Balance at beginning of year	**-1,188**	**-1,188**	
	Other additions			
	Other reductions			
	Distributions other than dividend distributions			
	Balance at end of year	**-1,188**	**-1,188**	
Schedule M-2 PTI	Balance at beginning of year			
	Distributions other than dividend distributions			
	Balance at end of year			
Schedule M-3	Total income (loss) items:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			
	Total expense/deduction items:			
	Expense per income statement			
	Temporary difference			
	Permanent difference			
	Deduction per tax return			
	Other items with no differences:			
	Income (loss) per income statement			
	Income (loss) per tax return			
	Reconciliation totals:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			

Form **1120S**		Tax Return History Report Page 1					**2016**

| Name **ZIPZAP, INC** | | | | | | Employer Identification Number **36-4592031** |

	2012	2013	2014	2015	2016	2017 Projected
Net receipts	326,809	1,213,421	1,135,000	145,226	14,427	14,427
Cost of goods sold		215,448	1,154,609	10,256	54,151	54,151
Gross profit	326,809	997,973	-19,609	134,970	-39,724	-39,724
Gross profit percentage	100.0000	82.2446	-1.7277	92.9379	-275.3448	-275.3448
Other income (loss)				856		
Total income (loss)	326,809	997,973	-19,609	135,826	-39,724	-39,724
Officer compensation						
Salaries and wages	144,880	157,335	161,078	64,710		
Bad debts						
Taxes and licenses		1,955				
Interest						
Depreciation						
Depletion (other than oil and gas)						
Pension and employee benefits						
Other deductions	252,505	761,652	495,388	107,168	26,988	26,988
Total deductions	397,385	920,942	656,466	171,878	26,988	26,988
Ordinary business income (loss)	-70,576	77,031	-676,075	-36,052	-66,712	-66,712









Form **1120S**	Tax Return History Report Page 2	**2016**

Name **ZIPZAP, INC**	Employer Identification Number **36-4592031**

	2012	**2013**	**2014**	**2015**	**2016**	**2017 Projected**
Ordinary business income (loss)	-70,576	77,031	-676,075	-36,052	-66,712	-66,712
Total rental income (loss)						
Interest, dividends and royalties						
Total capital gain (loss)						
Section 1231 gain (loss)						
Other income (loss)						
Section 179 deduction						
Charitable contributions						
Other deductions						
Total foreign taxes						
S Corporation taxable income (loss)	-70,576	77,031	-676,075	-36,052	-66,712	-66,712
Total assets	468,543	295,443	134,144	83,959	32,742	
Total liabilities	2,179,665	2,104,579	2,912,348	2,863,594	2,931,094	
Net equity	-1,711,122	-1,809,136	-2,778,204	-2,779,635	-2,898,352	
S Corporation book income (loss)	-70,576	77,031	-676,075	-36,052	-66,712	
Accumulated adjustments account	-1,999,716	-1,922,685	-2,598,760		-2,701,524	
Retained earnings unappropriated	-81,787	-81,787	-81,787	-882,285	-329,269	
Distributions from S Corporation earnings						
Dividend distributions						









ZIPZ2031 04/11/2017 4:23 PM

Shareholder's Basis Worksheet Page 1

Form **1120S** Schedule K-1 — **2016**

For calendar year 2016 or tax year beginning , ending

Name	Taxpayer Identification Number
ZIPZAP, INC	36-4592031
ALAN SAFAHI	462-41-0052

Stock Basis

1.	Beginning of year stock basis	
2.	Capital contributions	
	Additions:	
3.	Ordinary business income	
4.	Net rental income	
5.	Interest, dividends, royalties and net capital gains	
6.	Net Section 1231 gain	
7.	Tax-exempt interest and other income	
8.	Other income	
9.	Gain on disposal of Section 179 assets	
10.	Other increases	
11.	Subtotal (Add line 1 through line 10)	
	Subtractions:	
12.	Distributions	
13.	Total losses and deductions applied against stock basis (See Shareholder's Basis Worksheet Page 2)	
14.	Other decreases	
15.	Amount used to restore loan basis	
16.	End of year stock basis (Subtract the sum of lines 12 through 15 from line 11)	0

Loan Basis

17.	Beginning of year loan basis	539,296
18.	Loans to corporation	
19.	Loan basis restored - amount used in prior years to offset losses	
20.	Other increases	
21.	Loan repayments	
22.	Total losses and deductions applied against loan basis (See Shareholder's Basis Worksheet Page 2)	63,376
23.	Other decreases	
24.	End of year loan basis (Subtract the sum of lines 21 through 23 from the sum of lines 17 through 20)	475,920
25.	End of year stock and loan basis (Add line 16 and line 24)	475,920
	Principal amount of loan owed to shareholder at end of the year	538,545

Gain Recognized on Excess Distributions

26.	Distributions	
27.	Stock basis before distributions and loss items	
28.	Gain recognized on excess distributions (Subtract line 27 from line 26)	

Gain Recognized on Repayment of Shareholder Loan

29.	Loan basis at beginning of tax year	
30.	Loan basis restored - amount used in prior years to offset losses	
31.	Loan basis before loan repayment (Add line 29 and line 30)	
32.	Shareholder loan at beginning of tax year	
33.	Loan repayments to shareholder during tax year	
34.	Nontaxable return of loan basis ((Line 31 divided by line 32) multiplied by line 33)	
35.	Gain recognized on repayment of shareholder loan (Subtract line 34 from line 33)	

Note to shareholder: This worksheet was prepared based on corporation records. Please consult with your tax advisor for adjustments.

Form **1120S**
Schedule **K-1**

Shareholder's Basis Worksheet Page 2

For calendar year 2016 or tax year beginning   , ending

2016

Name
ZIPZAP, INC
ALAN SAFAHI

Taxpayer Identification Number
36-4592031
462-41-0052

Loss Allocated to Stock and Loan Basis

	Suspended Losses	Current Year Loss	Total Loss	Percent	Allowed Stock Loss	Disallowed Loss	Percent	Allowed Loan Loss	Loss to Carryforward	Total Allowed Loss
Nondeductible noncap expenses										
Deductible items:										
Ordinary business loss		63,376	63,376	100.00		63,376	100.00	63,376		63,376
Net rental real estate loss										
Other net rental loss										
Short-term capital loss										
Long-term capital loss										
Net Section 1231 loss										
Other portfolio loss										
Other losses										
Section 179 expense										
Cash contributions (50%)										
Cash contributions (30%)										
Noncash contributions (50%) .										
Qual conserv contrib (50%) ...										
Noncash contributions (30%) .										
Cap gain prop 50% org (30%) .										
Cap gain prop (20%)										
Qual conserv contrib (100%) .										
Portfolio deductions (2% floor)										
Portfolio deductions (other) ...										
Investment interest expense ..										
Deductions-royalty income ...										
Section 59(e)(2) expend										
Preproductive period exp										
Commercial revitalization ded .										
Reforestation expense ded ...										
Other deductions										
Foreign taxes										
Loss on disposal of 179 assets										
Total deductible items		63,376	63,376	100.00		63,376	100.00	63,376		63,376
Total nonded and deductible items		63,376	63,376			63,376		63,376		63,376

Note to shareholder: This worksheet was prepared based on corporation records. Please consult with your tax advisor for adjustments.

Form 1120S, Page 1, Line 12 - Taxes and Licenses

Description	Amount
Other Taxes and Licenses	$
Employer Taxes	
Total	$ 0

Form 1120S, Page 4, Schedule L, Line 2a - Trade Notes and Accounts Receivable

Description	Beginning of Year	End of Year
ACCOUNTS RECEIVABLE	$ 2,952	$ 2,952
Total	$ 2,952	$ 2,952

Form 1120S, Page 4, Schedule L, Line 3 - Inventories

Description	Beginning of Year	End of Year
	$ 23,615	$ 23,615
Total	$ 23,615	$ 23,615

Form 1120S, Page 4, Schedule L, Line 20 - Mortgages, Notes, Bonds Payable in One Year or More

Description	Beginning of Year	End of Year
NOTE PAYABLE-NON CURRENT	$ 538,546	$ 606,046
Total	$ 538,546	$ 606,046